June 27, 2006
via EDGAR
Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-7010

Re:	Forrester Research, Inc. Form 10-K for the fiscal year ended December 31, 2005 Forms 10-Q for the quarters ended March 31, 2006
Dear Ms. Shah:
          We are in receipt of your letter of June 14, 2006 in which you note that you have reviewed our filings. Our responses to your comments follow below.
Form 10-K for the period ended December 31, 2005
Comment #1:
Revenue Recognition, page F-8
1.	With reference to your licensing research revenue, tell us what consideration you have given to EITF 00-3 — Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware. Address the appropriateness of your revenue recognition in light of this guidance. Clarify whether your customers take possession of your software or if your software application resides on your or a third party’s hardware, with your customer accessing and using the software on as needed basis over the Internet or via a dedicated line (“hosting”).
Response:
Our existing product offerings do not include any software. We license the right to read our research through subscriptions that allow clients to access Forrester’s research content for a specified period of time through our company website. As we do not sell software or a software application, the provisions contained in EITF 00-3 — Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware are not applicable.

Comment #2:
2.    With reference to paragraph 7 of EITF 00-3, tell us supplementally and revise your disclosures to clarify how you account for software development costs.
Response:
As discussed in our response to comment number 1, Forrester does not currently develop software to be sold as part of our product offerings. The costs associated with maintaining and enhancing our website are accounted for under the provisions contained in EITF 00-2 Accounting for Website Development Costs. The costs of the website in the planning and operating stages as defined by EITF 00-2 are expensed to operations as they are incurred. The majority of our website enhancement costs are internal and cannot be reasonably separated from the on-going maintenance costs. As a result, these internal costs are expensed as incurred. We do not incur set up costs related to new customers nor do we charge set up fees to our clients. Accordingly, no disclosure revision is necessary.
Comment #3:
3.    We note your statement, “In certain cases, where estimates of fair value cannot be made for events or advisory services, the amounts are recognized ratably and included in research services revenues.” Please provide us with sufficiently detailed information so that we may fully understand the appropriateness of your revenue recognition policy for these certain cases. With reference to EITF 00-21, address the following:
•	You indicated that “the amounts” are recognized ratably. Tell us supplementally and revise your disclosures to clarify what “the amounts” refer to. Does this relate to the entire contract value or the residual values associated with the events and/or advisory services portion of the contract.
•	Tell us supplementally and revise your disclosure to clarify whether the events and/or advisory services are delivered or undelivered units.
•	Address whether recognizing amounts ratably could result in recognizing revenue prior to you hosting the event or performing the advisory services. If so clarify why you believe this method of recognizing revenue is appropriate.
Response:
Forrester’s products include access to written research, access to analysts and attendance at events. These products can be purchased in one of three ways: separately as individual items, in a customer specific package or through a standard annual membership. The portion of our revenue recognition footnote, which is referred to in the comment above, is related to revenue recognition for standard annual memberships. Revenue recognition related to the other two ways that services can be purchased is addressed in the beginning of the revenue recognition section of our accounting policies footnote.
When a customer purchases a standard annual membership (a member seat) they are purchasing certain access to our research, certain advisory services (unlimited phone or e-mail analyst inquiry and unlimited attendance to our Forrester Teleconferences) as well as access to one of Forrester’s events at the customer’s option. The “amounts” we are referring to in our footnote are related to the certain advisory services and the event seat included in the standard annual membership.
Furthermore, customers who purchase standard annual memberships are entitled to refunds for the pro-rata portion of the entire amount paid for the annual membership if they decide to terminate the agreement prior to the end of the stated annual term, regardless of whether or not any advisory services had been delivered or the one event seat had been used.
As a result of the refund provision included in a standard annual membership arrangement, and due to the lack of objective and reliable evidence of fair value for the unlimited advisory services included in the standard annual membership arrangement, the fact that such advisory services are generally rendered throughout the annual membership period, and the relatively de minimus nature and amount related to the one event seat included in the standard annual membership, we concluded the revenue for the entirety of the standard annual membership arrangement should be recognized ratably since the overall arrangement was tantamount to a subscription.
In future filings, we will amend the relevant portion of the revenue recognition paragraph of our accounting policies footnote, and the related disclosure in Management’s Discussion and Analysis, to say the following:
Forrester generates revenues from licensing research, performing advisory services and hosting events. Forrester executes contracts that govern the terms and conditions of each arrangement. Revenues from contracts that contain multiple deliverables are allocated among the separate units based on their relative fair values; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. Research services revenues are recognized ratably over the term of the agreement. Advisory services are recognized during the period in which the services are performed. Events revenues are recognized upon completion of the events. In certain cases, where access to advisory services and access to an event seat are included as part of a standard annual membership package, the membership is treated as one unit of accounting and is recognized ratably over the membership period.
Comment #4
4.    We note that advisory services are recognized during the period in which the services are performed. Clarify supplementally and revise your disclosures to clarify what you mean. We assume you are using an output-based approach such as a proportional performance model as contemplated under SAB 101. If not, tell us how you measure performance for the purpose of recognizing revenue and provide support for such measurement. Please note that it is generally our belief that a cost-to-cost approach to revenue recognition is not appropriate outside of the scope of SOP 81-1 since it rarely gives a good estimate of proportional performance.
Response:
For advisory services revenue, we use an output-based approach. Upon delivery of the service, Forrester recognizes revenue. Deliverables come in several formats. A few examples to clarify are as follows:
•	For speeches, the revenue is recognized when the speech is delivered.
•	For inquiries (a question related to a piece of written research), the revenue is recognized upon response via telephone or e-mail.
•	For strategy days (a full day brainstorming session with a client regarding an issue that we have written research on), the revenue is recognized after the analyst has completed the session.
•	For custom research projects (which generally take 7-10 days to complete), revenue is recognized based on when the specific project deliverables (preliminary findings, discussion sessions, PowerPoint presentations) are delivered to the client.
In future filings we will clarify that revenue for advisory services is recognized when the customer receives the agreed upon deliverable.
We trust this letter is responsive to your comments. If you have any further questions, please do not hesitate to contact me.

Sincerely,
/s/ Warren Hadley
Warren Hadley
Chief Financial Officer

cc:    Tracey McKoy, Staff Accountant